2/12



07020976

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME First Majestic Silver Corp

*CURRENT ADDRESS

PROCESSED

FEB 1 5 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34833

FISCAL YEAR 6-30-06

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 2/12/07





FIRST MAJESTIC
RESOURCE CORP.

First Majestic Silver Corp.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

JUNE 30, 2006 AND 2005

AR/S
6-30-06

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com


FIRST MAJESTIC
RESOURCE CORP.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of First Majestic Resource Corp. (the "Company") are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte & Touche LLP and their report outlines the scope of their examination and gives their opinion on the financial statements.

"Keith Neumeyer"

Keith Neumeyer
President & CEO
October 27, 2006

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditors' report

To the Shareholders of
First Majestic Resource Corp.

We have audited the consolidated balance sheets of First Majestic Resource Corp. as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
October 27, 2006

FIRST MAJESTIC RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30,

	2006 $	2005 $
ASSETS		
CURRENT		
Cash and cash equivalents	16,571,788	3,404,723
Accounts receivable and advances	3,357,157	705,818
Unrealized gain on derivative instruments (Note 3)	50,752	-
Silver futures contract deposits (Note 3)	930,018	-
Inventory (Note 4)	1,019,608	154,966
Prepaid expenses	164,648	-
	22,093,971	**4,265,507**
MINERAL PROPERTY INTERESTS (Notes 5 and 6)	81,753,787	5,982,970
PROPERTY, PLANT AND EQUIPMENT (Note 8)	8,827,115	2,207,268
	112,674,873	**12,455,745**
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	4,492,232	356,192
Current portion of long-term vendor liability (Note 6)	13,341,380	-
Employee profit sharing payable (Note 16)	239,816	-
Income taxes payable (Note 13)	666,997	-
	18,740,425	**356,192**
LONG TERM VENDOR LIABILITY (Note 6)	13,341,380	-
FUTURE INCOME TAXES (Note 13)	21,158,636	-
OTHER LONG TERM LIABILITIES (Note 17)	1,208,302	-
ASSET RETIREMENT OBLIGATION (Note 19)	2,238,523	1,125,842
	56,687,266	**1,482,034**
NON-CONTROLLING INTEREST (Note 18)	**2,077,940**	**-**
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 9)	43,780,469	23,488,473
SPECIAL WARRANTS (Note 9)	25,524,894	-
CONTRIBUTED SURPLUS (Note 10)	4,272,294	1,333,137
CUMULATIVE TRANSLATION ADJUSTMENT	(154,205)	-
DEFICIT	(19,513,785)	(13,847,899)
	53,909,667	**10,973,711**
	112,674,873	**12,455,745**

CONTINUING OPERATIONS (Note 1)
CONTINGENT LIABILITIES (Note 15)
COMMITMENTS (Note 16)

APPROVED ON BEHALF OF THE BOARD

"Keith Neumeyer" Director "Douglas Penrose" Director

The accompanying notes are an integral part of these consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED JUNE 30,

	2006 $	2005 $
REVENUE		
Sales	4,159,292	914,000
Cost of sales (excluding accretion of the asset retirement obligation, depreciation and depletion)	3,788,564	1,240,527
	370,728	(326,527)
EXPENSES		
Accounting and administration services	618,353	69,657
Accretion of reclamation obligation	89,597	87,321
Audit and other professional fees	454,608	253,257
Corporate development	470,947	592,037
Depletion	1,773,640	161,571
Depreciation	223,875	137,328
Directors' fees	22,000	-
Property investigation	9,987	9,130
Interest expense	135,972	-
Investor relations	70,059	64,250
Legal	127,640	124,970
Management fees	135,697	149,967
Office and other	194,527	80,099
Printing and stationery	46,629	77,898
Regulatory	41,787	15,352
Rent	164,805	113,423
Salaries and benefits	162,679	109,566
Stock-based compensation	1,604,969	476,600
Transfer agent fees	27,379	15,286
Travel	304,109	123,345
Write-down of mineral property interests (Note 5)	384,930	1,019,602
	7,064,189	3,680,659
LOSS BEFORE OTHER ITEMS	(6,693,461)	(4,007,186)
OTHER ITEMS		
Net interest and other income	277,662	129,296
Foreign exchange gain	64,913	169,862
Loss on dilution of investment in subsidiary	(89,283)	-
	253,292	299,158
LOSS BEFORE PROVISION FOR INCOME TAXES	(6,440,169)	(3,708,028)
PROVISION FOR (RECOVERY OF) INCOME TAXES		
Current	203,490	-
Future	(408,391)	-
	(204,901)	-
NET LOSS BEFORE NON-CONTROLLING INTEREST	(6,235,268)	(3,708,028)
NON-CONTROLLING INTEREST	569,382	-
NET LOSS	(5,665,886)	(3,708,028)
DEFICIT - BEGINNING OF THE YEAR	(13,847,899)	(10,139,871)
DEFICIT - END OF THE YEAR	(19,513,785)	(13,847,899)
BASIC AND DILUTED LOSS PER COMMON SHARE	(0.16)	(0.17)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED	35,024,657	22,261,433

The accompanying notes are an integral part of these consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30,

	2006 $	2005 $
OPERATING ACTIVITIES		
Net loss for the year	(5,665,886)	(3,708,028)
Adjustment for items not affecting cash		
Depletion	1,773,640	161,571
Depreciation	223,875	137,328
Stock-based compensation	1,604,969	476,600
Accretion of reclamation obligation	89,597	87,321
Unrealized gain on futures contracts	(182,917)	-
Write-down of mineral property interests	384,930	1,019,602
Future income taxes	(408,391)	-
Unrealized foreign exchange	(186,919)	(81,473)
Loss on dilution of investment in subsidiary	89,283	-
Non-controlling interest	(569,382)	-
	(2,847,201)	(1,907,079)
Net change in non-cash working capital items		
Increase in accounts receivable and advances	(836,663)	(7,731)
Increase in inventory	217,340	(154,966)
Decrease in prepaid expenses	78,910	-
Increase (decrease) in accounts payable and accrued liabilities	856,913	(2,784,171)
Increase in employee profit sharing payable	156,692	-
Increase in taxes payable	168,164	-
	(2,205,845)	(4,853,947)
INVESTING ACTIVITIES		
Decrease in silver futures contract deposits	449,876	-
Acquisition of First Silver Reserve Inc. less cash acquired	(23,348,787)	-
Additions to plant and equipment	(3,434,209)	(266,199)
Expenditures on mineral property interests	(5,351,760)	(2,950,882)
	(31,684,880)	(3,217,081)
FINANCING ACTIVITIES		
Issuance of common shares, net of issue costs	20,829,539	1,746,667
Issuance of special warrants, net of issue costs	26,074,894	-
Shares issued by subsidiary to non-controlling interest	153,357	-
	47,057,790	1,746,667
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,167,065	(6,324,361)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	3,404,723	9,729,084
CASH AND CASH EQUIVALENTS - END OF YEAR	16,571,788	3,404,723
CASH AND CASH EQUIVALENTS IS COMPRISED OF:		
Cash	5,606,367	281,723
Term deposits	10,965,421	3,123,000
	16,571,788	3,404,723
NON CASH INVESTING AND FINANCING ACTIVITIES:		
Issuance of shares for mineral property interests	450,000	-
Issuance of vendor liability on the acquisition of First Silver Reserve Inc.	26,682,759	-
Fair value of compensation options issued as part of special warrants	550,000	-
Transfer of contributed surplus upon issuance of common shares on exercise of stock options	329,100	76,500
Fair value of warrants upon completion of private placements	1,470,000	-
OTHER CASH FLOW INFORMATION		
Interest paid	-	-
Income taxes paid	-	-

The accompanying notes are an integral part of these consolidated financial statements.

1. CONTINUING OPERATIONS

First Majestic Resource Corp. (the "Company" or "First Majestic") is in the business of producing silver in Mexico. Its primary activities include the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The Company trades on the TSX Venture Exchange under the symbol "FR".

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business. During the year ended June 30, 2006 the Company recorded a net loss after non-controlling interest of $5,665,886 (2005 - $3,708,028) and at June 30, 2006 the Company has net working capital of $3,353,546. Management estimates that current cash reserves at June 30, 2006 are insufficient to satisfy the required option and other payments necessary to retain the Company's interest in all of its mineral properties.

In addition, under the terms of the Arrangement described in Notes 7 and 20(h), the Company could be obligated to make cash payments to a maximum amount of $19.2 million in the event that the remaining shareholders of First Silver Reserve Inc. ("First Silver") elect the cash option pursuant to a share purchase offer. Up to $9.6 million of this balance would be paid or payable by December 13, 2006 with the balance payable in two equal installments on September 14, 2007 and September 14, 2008, respectively.

In order to retain its existing interests in all its mineral properties and to satisfy any cash portions of the Arrangement, the Company needs to obtain further financing from shareholders or lenders. The Company's ability to continue as a going concern in the longer term is dependent on the Company's ability to raise equity or other financing as required and ultimately its ability to achieve profitable operations. These financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.

Basis of Presentation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, First Majestic Resources Mexico, S.A. de C.V. ("FMR Mexico") which was incorporated on February 9, 2004 to pursue its Mexican mineral development and exploration activities, and its controlling interest in First Silver (see Note 6). Inter-company balances and transactions are eliminated on consolidation.

Measurement Uncertainties

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant estimates used in the preparation of these consolidated financial statements include, among others, the expected economic lives and the future operating results and net cash flows expected to result from exploitation of resource properties and related assets, the amount of proven and probable mineral reserves, income tax provisions, the estimated fair value of assets acquired in recent business combinations and the amount of future site reclamation costs and asset retirement obligations. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market instruments with terms to maturity not exceeding 90 days at date of issue. The Company is not exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally insured limits with major financial institutions.

Inventories

Ore in process is valued at the lower of production cost to produce saleable metal and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost.

Mineral Property Interests

Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs will be amortized over the useful life of the ore body following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Management is not aware of any such agreements, transfers or defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of options agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Asset Retirement Obligations and Reclamation Costs

Future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. Future site restoration costs are capitalized as part of the carrying value of the related mineral property at its initial value and amortized over the mineral property's useful life based on a units-of-production method.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Translation of Foreign Currencies

The Company considers FMR Mexico to be operationally integrated with the parent company and, therefore, it uses the temporal method to translate the accounts of FMR Mexico. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

The Company considers First Silver to be a self-sustaining foreign operation that is financially and operationally independent of the parent company and, therefore, it uses the current rate method to translate the accounts of First Silver and its wholly owned subsidiary, Minera El Pilon S.A. de C.V. ("El Pilon"). Under this method, assets and liabilities have been translated at the period-end rate and revenues and expenses at the average exchange rate during the period. Unrealized translation gains or losses are deferred as a separate component of shareholders' equity.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases (temporary differences), using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation applied from the commencement of operations, calculated using the following annual rates and methods:

Automobile	20%	straight-line
Buildings	5%	straight-line
Computer equipment	20%	straight-line
Mill machinery	10%	straight-line
Mine equipment	10%	straight-line
Office equipment	20%	straight-line

Construction in progress costs are not amortized until the related asset is complete, ready for use and utilized in commercial production.

Revenue Recognition

Mineral revenue from the sale of silver dore or concentrates, based upon prevailing metal prices, is recorded in the financial statements when title to the silver dore or concentrates transfers to the customer, which generally occurs on the date of shipment, and when collection is reasonably assured. Revenue is recorded in the statement of operations net of treatment and refining costs paid to counterparties under terms of the off take arrangements. Revenue from the sale of silver dore or concentrates is subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use or disposal. In the event that a long-lived asset is determined to be impaired, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

Loss Per Share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The effects of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Stock Based Compensation

The Company uses the fair value method for recording compensation for all awards made to directors, employees and non-employees including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets. The compensation expense is determined as the fair value of the option at the date of grant calculated using the *Black-Scholes Option Pricing Model.* The contributed surplus balance is reduced as the options are exercised and the amount initially recorded is credited to share capital. The effect of forfeitures of stock based compensation is recorded as an adjustment to stock based compensation expense in the period the stock based compensation is forfeited.

Derivatives

The Company periodically uses foreign exchange and commodity contracts to manage exposure to fluctuations in foreign exchange rates and silver prices. Derivative positions are recorded on the balance sheet at fair value with changes in fair value recorded in the statement of operations and deficit.

Comparative Figures

Certain of the comparative figures in the prior year have been reclassified to conform with the presentation as at and for the year ended June 30, 2006.

3. SILVER FUTURES CONTRACTS

At June 30, 2006, the Company had futures contracts for the receipt of 85,000 ounces of silver in September 2006 at a price of US$10.384 per ounce (2005 - US$nil). In connection with these contracts, the Company provided deposits of $930,018 (2005 - $nil). The fair value of these contracts at June 30, 2006 is $50,752 (2005 - $nil).

4. INVENTORIES

Inventories consist of the following:

	2006 $	2005 $
Finished product	7,129	-
Ore in process	187,729	71,941
Materials and supplies	824,750	83,025
	1,019,608	154,966

5. MINERAL PROPERTY INTERESTS

Expenditures, net of depletion, incurred on mineral property interests are as follows:

	2006			2005		
	Acquisition Costs $	Deferred Exploration Costs $	Total Costs $	Acquisition Costs $	Deferred Exploration Costs $	Total Costs $
MEXICO						
Producing properties						
La Parrilla (a)	3,384,535	1,225,156	4,609,691	3,432,470	589,860	4,022,330
San Martin (b) (1)	70,675,894	-	70,675,894	-	-	-
	74,060,429	1,225,156	75,285,585	3,432,470	589,860	4,022,330
Exploration properties						
Chalchihuites (c)	2,345,459	613,978	2,959,437	727,687	158,826	886,513
Dios Padre (d)	1,136,239	567,117	1,703,356	524,421	51,752	576,173
Candamena (e)	1,522,137	92,725	1,614,862	466,331	31,623	497,954
La Candelaria (f)	106,423	84,124	190,547	-	-	-
Quitaboca (g) (1)	-	-	-	-	-	-
	5,110,258	1,357,944	6,468,202	1,718,439	242,201	1,960,640
	79,170,687	2,583,100	81,753,787	5,150,909	832,061	5,982,970

(1) For properties held by First Silver, all amounts are aggregated into acquisition costs. No part of the purchase price was allocated to the Quitaboca property.

Details of expenditures by nature and property are summarized in Schedules "A" and "B" – Consolidated Summary of Mineral Property Interest to these financial statements.

5. MINERAL PROPERTY INTERESTS (continued)

(a) La Parrilla Silver Mine, Durango

The La Parrilla Silver Mine is located approximately 65 kilometres southeast of the city of Durango, Mexico and includes mining equipment, a processing mill, and mining concessions covering an area of 280 hectares. The La Parrilla Mine began commercial silver production in October 2004.

In September 2005, the Company entered into an agreement with Oremex Resources Inc. to acquire a 100% interest in mineral claims known as the La Encarnacion and San Ignacio Dos mining claims at La Parrilla, Durango, Mexico. As consideration, the Company was required to pay $40,000 and to issue 200,000 common shares of the Company. The funds and shares were held in escrow by counsel for Oremex Resources Inc. and released by the Company in 2006 upon confirmation of the Registration Notice indicating the agreement was properly registered with the Public Registry of Mining at the Mexican Chamber of Mines in Mexico City.

(b) San Martin Silver Mine, Jalisco State

The San Martin Silver Mine, located near the town of San Martin de Bolanos on the Bolanos River in Northern Jalisco State, Mexico, comprises approximately 7,241 hectares of mineral rights and approximately 1,300 hectares of surface land surrounding the mine and another 104 hectares of land at the mill site. First Silver's wholly owned subsidiary, El Pilon, owns 100% of the San Martin Silver Mine, a producing mining property (Note 6).

(c) Chalchihuites Group Properties, Zacatecas

In March, 2004, the Company entered into seven option agreements for the acquisition of mining concessions comprising approximately 195 hectares in the Chalchihuites area for a total purchase price of US$1,500,000 payable over a three year period (US$750,000 paid as at June 30, 2006) and incurring a combined US$500,000 of expenditures on the properties over a three year period ($63,085 spent as at June 30, 2006). In October, 2006, management elected not to make further option payments on two of the Chalchihuites properties, known as El Magistral and La Esmeralda. Accordingly, management has written off the historical investments in these properties totalling $384,930 as at June 30, 2006.

On June 8, 2004, the Company entered into an option agreement to purchase five mining concessions and one mining exploration concession located in Chalchihuites, Zacatecas, Mexico in consideration of cash payments in the aggregate amount of US$4,000,000 payable over a three year period to June 8, 2007 (US$1,500,000 paid as at June 30, 2006) and incurring a total of US$500,000 of expenditures on the property over the same three year period, of which US$150,000 is to be spent within six months of the date of the agreement ($503,495 spent as at June 30, 2006).

On July 7, 2004, the Company entered into an option agreement to acquire ten additional concessions comprising of 204 hectares adjoining the north-west boundary of the land package. The purchase consideration is US$1,650,000 payable over a three year period (US $500,000 paid as at June 30, 2006).

On August 29, 2005, the Company entered into an assignment agreement to acquire the La Esperanza and the San Rafael mining concessions comprising approximately 29 hectares in the Chalchihuites area for a total purchase price of US$175,000 payable over a three year period (US$30,000 paid as at June 30, 2006).

5. MINERAL PROPERTY INTERESTS (continued)

(c) Chalchihuites Group Properties, Zacatecas (continued)

The above amounts are paid and committed as follows:

US$	12,500	March 26, 2004
	100,000	June 8, 2004
	10,000	July 7, 2004
	15,000	September 26, 2004
	100,000	December 8, 2004
	20,000	January 7, 2005
	22,500	March 26, 2005
	300,000	June 8, 2005
	220,000	July 7, 2005
	10,000	August 31, 2005
	250,000	September 26, 2005
	500,000	December 8, 2005
	250,000	January 7, 2006
	20,000	March 1, 2006
	450,000	March 26, 2006
	500,000	June 8, 2006
US$	*2,780,000*	***Paid***
	500,000	July 7, 2006
	20,000	September 1, 2006
	130,000	September 26, 2006
	500,000	December 8, 2006
	500,000	January 7, 2007
	30,000	March 1, 2007
	130,000	March 26, 2007
	2,000,000	June 8, 2007
	150,000	July 7, 2007
	30,000	September 1, 2007
	65,000	March 1, 2008
US$	*4,055,000*	***Commitments***
US$	6,835,000	**Total**

A finder's fee in the aggregate of US$268,503 (2005 - US$303,750) is payable to a director of the Company, only in the event that all of the option agreements are exercised. The finder's fee will be recorded in the event that the option agreements are exercised.

(d) Dios Padre Silver Mine, Sonora

On November 18, 2004, the Company entered into a purchase agreement, as amended on December 17, 2004 and June 13, 2005, with parties who are at arm's length to the Company, to acquire the Dios Padre Silver Mine ("Dios Padre"), located in the eastern Sierra Madre Mountain Range midway between Hermosillo and Chihuahua in east central Sonora, Mexico. The acquisition includes all properties, assets and equipment and all mining concessions consisting of 285 hectares. The purchase price of US$6.5 million is payable over a period of four years (US$850,000 paid as at June 30, 2006).

5. MINERAL PROPERTY INTERESTS (continued)

(d) Dios Padre Silver Mine, Sonora (continued)

The above amounts are paid and committed as follows:

US$	80,000	November 8, 2004
	220,000	November 18, 2004
	30,000	June 27, 2005
	120,000	July 4, 2005
	150,000	December 13, 2005
	250,000	June 13, 2006
US$	*850,000*	***Paid***
	300,000	December 13, 2006
	500,000	June 13, 2007
	700,000	December 13, 2007
	1,000,000	June 13, 2008
	1,400,000	December 13, 2008
	1,750,000	June 13, 2009
US$	*5,650,000*	***Commitments***
US$	6,500,000	**Total**

In addition, the Company is required to issue a total of 500,000 common shares upon completion of specific phases of the exploration program. A 1% Net Smelter Royalty ("NSR") is payable for a period of seven years from the commencement of commercial production at Dios Padre.

(e) Candameña Mining District Property, Chihuahua

In December 2004, the Company signed two option agreements for the purchase of the Candameña Mining District Property ("Candameña"), located in the eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares.

The Company agreed to pay US$7,000,000 over a four year period (US$525,000 paid as at June 30, 2006) for the purchase of 4,602 hectares including the Nuevo Dolores, La Blanca and La Verde areas and all of the assets and the flotation mill located on the property. In addition, a 1% NSR is payable up to a maximum of US$4,000,000.

The Company has also agreed to pay US$600,000 over a four year period for the purchase of 613 hectares including the La Prieta mine (US$250,000 paid as at June 30, 2006).

5. MINERAL PROPERTY INTERESTS (continued)

(e) Candameña Mining District Property, Chihuahua (continued)

The above amounts are paid and committed as follows:

US$	150,000	November 22, 2004
	50,000	February 22, 2005
	150,000	May 22, 2005
	175,000	November 22, 2005
	250,000	May 22, 2006
US$	*775,000*	***Paid***
	250,000	November 22, 2006
	350,000	May 22, 2007
	1,275,000	November 22, 2007
	1,575,000	May 22, 2008
	3,375,000	November 22, 2008
US$	*6,825,000*	***Commitments***
US$	7,600,000	**Total**

(f) La Candelaria Silver Property, Hostotipaquillo

On October 10, 2005 the Company entered into an agreement to acquire a 100% interest in the La Candelaria Silver Property located in the Hostotipaquillo silver mining district in the state of Jalisco, Mexico consisting of over 1,384 hectares. The Company paid US$100,000 upon the execution of the original agreement. The terms of the agreement were amended on April 26, 2006 and the Company is now required to make the following payments upon confirmation of the re-registration of the mining claims:

US$	110,000	on registration of claims plus 100,000 common shares
	110,000	on 6th month anniversary of registration
	220,000	on 12th month anniversary of registration
	275,000	on 18th month anniversary of registration
	1,485,000	on 24th month anniversary of registration
US$	2,200,000	

The amended agreement is subject to regulatory approval.

5. MINERAL PROPERTY INTERESTS (continued)

(g) Quitaboca Claims, Sinaloa, Mexico

On November 25, 2004, the Company entered into an option agreement with Consorcio Minero Latinamericano, S.A. de C.V. ("Consorcio"), a private Mexican company owned by a former director of First Silver, for the purchase of a 100% interest in seven mining claims (the "Quitaboca Claims") located in the State of Sinaloa, Mexico. To purchase the claims, the Company must pay a total of US$2,500,000 in staged cash payments by November 25, 2010 of which US$175,000 had been paid by First Silver as at June 30, 2006. A 2.5% NSR on the claims may be purchased for US$500,000 during the term of the agreement or for a period of 12 months thereafter.

The above amounts are paid and committed as follows:

US$	20,000	November 25, 2004
	30,000	May 25, 2005
	50,000	November 25, 2005
	75,000	May 25, 2006
US$	*175,000*	***Paid***
	100,000	November 25, 2006
	125,000	May 25, 2007
	150,000	November 25, 2007
	175,000	May 25, 2008
	200,000	November 25, 2008
	250,000	May 25, 2009
	275,000	November 25, 2009
	500,000	May 25, 2010
	550,000	November 25, 2010
US$	*2,325,000*	***Commitments***
US$	2,500,000	**Total**

(h) Properties Written Off

In October, 2006, management elected not to make further option payments on two of the Chalchihuites properties known as El Magistral and La Esmeralda. Accordingly, management has written off the historical investments in these properties totalling $384,930 as at June 30, 2006.

During the year ended June 30, 2005, the Company terminated agreements to acquire the Niko Silver Project in Mexico and the Platino Porphyry Project in Argentina. Acquisition and exploration costs totalling $862,853 and $156,749, respectively, were written off during the year.

6. ACQUISITION OF FIRST SILVER RESERVE INC.

First Majestic entered into an irrevocable share purchase agreement dated for reference April 3, 2006 to purchase approximately 63% of the issued and outstanding shares of First Silver from the major shareholder of First Silver (the "Shareholder"). First Silver's primary business is silver mining and the acquisition, exploration and development of mineral claims with a primary focus on silver properties in Mexico. First Silver's wholly owned subsidiary, El Pilon, is the sole owner of the San Martin Silver Mine in Jalisco State, Mexico.

6. ACQUISITION OF FIRST SILVER RESERVE INC. (continued)

First Majestic purchased 24,649,200 common shares of First Silver (the "Acquisition") at a price of $2.165 per share for an aggregate purchase price of $53,365,519 payable to the Shareholder in three installments.

The first installment of $26,682,759 represented 50% of the purchase price and was paid on closing of the Acquisition on May 30, 2006. Two additional installments of $13,341,380, each representing 25% of the purchase price, are payable on each of the first and second anniversaries of the closing of the Acquisition. An interest amount of 6% per annum is payable quarterly on the two outstanding payments due after closing.

The Shareholder has also agreed to sell 3,700,000 common shares of First Silver to First Majestic on the same terms set out above if those shares are awarded to the Shareholder in a currently outstanding legal dispute.

The Acquisition has been accounted for using the purchase method with First Majestic identified as the acquirer and the business acquired recorded at estimated fair value and the results of operations of First Silver have been consolidated with the operations of the Company with effect from June 1, 2006.

The preliminary allocation of the purchase price to the assets acquired and liabilities assumed, based on the 63% of First Silver acquired, is as follows:

Allocation of purchase price		
Net working capital		$ 5,333,614
Property, plant and equipment		2,534,571
Mineral property interests:		
Proven and probable mineral reserves	13,785,004	
Value of mineral resources beyond proven and probable	58,105,050	
	71,890,054	71,890,054
Future income taxes		(21,516,178)
Asset retirement obligations		(1,140,520)
Other long-term liabilities		(1,286,788)
Non-controlling interest		(2,226,893)
		$ 53,587,860
Consideration:		
Cash on closing		26,682,760
Long-term vendor liability		26,682,760
Other costs incurred relating to the Acquisition		222,340
		$ 53,587,860

The preliminary determination of the fair value of the First Silver assets and liabilities acquired is based on management's best estimate at the date of these financial statements. The Company has not completed its assessment of the fair value of the assets acquired which includes obtaining independent valuations for certain assets and liabilities and it expects to complete the process and finalize its estimates prior to December 31, 2006. Any changes to the preliminary allocation of fair value of the First Silver net assets acquired will be recorded in the period they are determined.

7. PLAN OF ARRANGEMENT WITH FIRST SILVER RESERVE INC.

On June 5, 2006, First Majestic and First Silver entered into a letter agreement whereby the parties agreed to enter into a business combination such that First Majestic would acquire all of the outstanding securities of First Silver and First Silver would become a wholly owned subsidiary of First Majestic. Under the arrangement (the "Arrangement"), First Majestic will acquire all of the issued and outstanding First Silver shares which it does not already own in consideration for either: (i) the issuance of one common share of First Majestic for each two First Silver shares acquired; or (ii) a cash payment in the amount of $2.165 per First Silver share payable on the basis of 50% upon the completion of the Arrangement and the balance payable in two equal installments on the first and second anniversaries of the date of closing of the Arrangement, with interest payable quarterly and compounded annually at 6.0% per annum on the unpaid balances from the closing of the Arrangement.

Upon the Arrangement becoming effective, each First Silver option, to the extent that it has not been exercised, shall be cancelled and each holder thereof will be issued an option from First Majestic to purchase that number of First Majestic shares determined by multiplying the number of First Silver shares subject to each such First Silver option by 0.50 at an exercise price per First Majestic share equal to the exercise price per First Silver share of each such First Silver option price multiplied by 2.

At June 30, 2006, First Silver had 1,270,000 stock options outstanding and exercisable as follows:

Price $	First Silver Options Outstanding	First Silver Options Exercisable	Expiry Dates
1.42	50,000	50,000	July 19, 2006
1.64	50,000	50,000	July 19, 2006
1.95	45,000	45,000	July 19, 2006
1.64	25,000	25,000	June 13, 2009
2.15	1,100,000	1,100,000	June 19, 2011
	1,270,000	1,270,000	

The Arrangement was approved at a special meeting of shareholders of First Silver on September 7, 2006 and became effective on September 14, 2006. See Note 20(h). The Arrangement will be accounted for using the purchase method with shares of First Majestic issued as partial consideration valued at $4.85 per share based on the average share price for the two days before and after the announcement date.

8. PROPERTY, PLANT AND EQUIPMENT

Details of property, plant and equipment are as follows:

	2006			2005		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
	$	$	$	$	$	$
La Parrilla Silver Mine	6,437,069	318,214	6,118,855	2,324,261	129,395	2,194,866
San Martin Silver Mine	2,714,773	22,220	2,692,553	-	-	-
Other	34,236	18,529	15,707	21,490	9,088	12,402
	9,186,078	358,963	8,827,115	2,345,751	138,483	2,207,268

Details by specific assets are as follows:

	2006			2005		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
	$	$	$	$	$	$
Land	54,740	-	54,740	6,732	-	6,732
Automobile	189,476	10,868	178,608	17,630	3,702	13,928
Buildings	1,015,030	46,396	968,634	566,090	19,445	546,645
Machinery and equipment	4,017,264	281,041	3,736,223	1,711,685	106,000	1,605,685
Computer equipment	29,557	1,741	27,816	3,948	248	3,700
Office equipment	118,207	18,917	99,290	39,666	9,088	30,578
Construction in progress	3,761,804	-	3,761,804	-	-	-
	9,186,078	358,963	8,827,115	2,345,751	138,483	2,207,268

9. SHARE CAPITAL

Authorized - unlimited number of common shares without par value

Issued	2006		2005	
	Shares	$	Shares	$
Balance - beginning of year	23,644,717	23,488,473	21,381,235	21,568,806
Issued during the year				
For cash:				
Exercise of options	710,000	963,900	460,000	323,500
Exercise of warrants (i)	4,407,066	7,887,245	1,803,482	1,519,667
Private placements (ii) (iii)	6,076,374	10,661,751	-	-
For mineral properties	200,000	450,000	-	-
Transfer of contributed surplus for stock options exercised	-	329,100	-	76,500
Balance - end of the year	35,038,157	43,780,469	23,644,717	23,488,473

9. SHARE CAPITAL (continued)

(i) Of the shares issued for the exercise of warrants, 50,000 warrants were exercised prior to June 30, 2004 but the shares were not issued and the proceeds were not deposited until the year ended June 30, 2005.

(ii) On October 20, 2005, the Company completed a non-brokered private placement for gross proceeds of $5,691,291 consisting of 3,076,374 units of the Company at a price of $1.85 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant with each full warrant entitling the holder to purchase an additional common share of the Company at an exercise price of $2.25 per share for a period of two years after the closing of the offering. Finder's fees totalling $120,237, legal fees totalling $7,250 and filing fees totalling $30,000 were paid in respect of this private placement and are recorded as a reduction of gross proceeds. The fair value of the warrants was estimated using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 3.47%, estimated volatility of 46.34%, expected life of 2 years and expected dividend yield of 0%) and $647,000 was credited to contributed surplus.

(iii) On December 19, 2005, the Company completed a private placement for gross proceeds of $6,750,000 consisting of 3,000,000 units at a price of $2.25 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant with each full warrant entitling the holder to purchase an additional common share of the Company at an exercise price of $2.60 per share for a period of two years after the closing of the offering. Finder's fees totalling $122,053 and filing fees totalling $30,000 were paid in respect of this private placement and are recorded as a reduction of gross proceeds. The fair value of the warrants was estimated using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 3.79%, estimated volatility of 42.76%, expected life of 2 years and expected dividend yield of 0%) and $823,000 was credited to contributed surplus.

Stock Options

In December 2005, the Company adopted a Stock Option Plan to provide an incentive to its directors, officers, employees and consultants. The maximum number of shares which may be issued under the Stock Option Plan shall not exceed in the aggregate of 3,475,761 shares. The exercise price for each option is determined by the Board of Directors and cannot be less than the closing price of the Company's shares traded through the facilities of the TSX Venture Exchange on the day preceding the date of the grant. The term of an option may not exceed five years from the date of the grant. All stock options are subject to vesting with no more than 25% vesting upon issuance and 25% vesting each six months thereafter. Subsequent to the year end, the Company adopted a new Stock Option Plan. See Note 20(i).

9. SHARE CAPITAL (continued)

The changes in stock options for the years ended June 30, 2006 and 2005 are as follows:

	2006			2005		
	Number of Shares	Weighted Average Exercise Price ($)	Average Number of Periods to Expiry	Number of Shares	Weighted Average Exercise Price ($)	Average Number of Periods to Expiry
Balance, beginning of the year	2,065,000	1.68	1.65 years	1,750,000	1.28	2.09 years
Granted	1,694,600	2.89	2.29 years	775,000	2.00	2.60 years
Exercised	(710,000)	1.36	0.83 years	(460,000)	0.70	1.12 years
Cancelled or expired	(95,000)	2.29	1.77 years	-	-	-
Balance, end of the year	2,954,600	2.43	1.46 years	2,065,000	1.68	1.65 years

The following table summarizes the stock options outstanding and exercisable at June 30, 2006:

Price $	Options Outstanding	Options Exercisable	Expiry Dates
2.05	175,000	175,000	December 3, 2006
2.25	50,000	50,000	December 31, 2006
1.85	5,000	5,000	December 31, 2006
1.42	250,000	250,000	February 10, 2007
2.25	100,000	100,000	April 1, 2007
2.39	50,000	37,500	April 18, 2007
1.80	360,000	360,000	June 21, 2007
2.10	25,000	6,250	October 1, 2007
1.85	150,000	150,000	December 14, 2007
2.45	225,000	112,500	December 16, 2007
1.79	200,000	200,000	January 12, 2008
3.75	25,000	6,250	March 8, 2008
3.97	100,000	25,000	March 15, 2008
4.05	100,000	25,000	March 20, 2008
2.10	240,000	60,000	November 9, 2008
2.45	650,000	325,000	December 16, 2008
4.35	200,000	50,000	April 13, 2008
5.04	49,600	12,400	April 25, 2008
	2,954,600	1,949,900	

During the year ended June 30, 2006, the Company granted stock options to directors, officers, employees and consultants to purchase 1,694,600 (2005 – 775,000) shares of the Company. Pursuant to the Company's policy for accounting for stock-based compensation (Note 2), the fair value of stock options granted, in the amount of $1,604,969 (2005 - $476,600), has been recorded as an expense in the year.

FIRST MAJESTIC RESOURCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2006

9. SHARE CAPITAL (continued)

Stock Options (continued)

The fair value of stock options granted is estimated using the *Black-Scholes Option Pricing Model* with the following assumptions:

	2006	2005
Risk-free interest rate	3.02% - 4.19%	3.02%
Estimated volatility	43% - 58%	52% - 77%
Expected life	1.0 - 2.5 years	1.0 - 1.5 years
Expected dividend yield	0%	0%

The weighted average fair value of the options granted during the year ended June 30, 2006 was $0.95 (2005 - $0.62) per share. At June 30, 2006, stock based compensation in the amount of $575,638 relating to stock options previously granted will be recognized as an expense as those options vest in future periods.

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Share Purchase Warrants

The changes in share purchase warrants for the years ended June 30, 2006 and 2005 are as follows:

	2006			2005		
	Number of Shares	Weighted Average Exercise Price ($)	Average Number of Periods to Expiry	Number of Shares	Weighted Average Exercise Price ($)	Average Number of Periods to Expiry
Balance, beginning of the year	4,062,018	1.75	0.57 years	5,815,500	1.37	1.59 years
Issued	3,038,187	2.42	2.00 years	-	-	-
Exercised	(4,407,066)	1.79	0.24 years	(1,753,482)	0.86	0.92 years
Balance, end of the year	2,693,139	2.44	1.38 years	4,062,018	1.75	0.57 years

The following table summarizes the share purchase warrants outstanding at June 30, 2006:

Exercise Price $	Warrants Outstanding	Expiry Dates
2.25	1,193,139	October 20, 2007
2.60	1,500,000	December 14, 2007
	2,693,139	

9. SHARE CAPITAL (continued)

Special Warrants

On April 20, 2006, the Company completed a private placement financing of 7,000,000 special warrants at a price of $4.00 per special warrant for total gross proceeds of $28 million and net proceeds after expenses of the issue of $25,524,894. Each special warrant entitled the holder to receive, without further consideration, upon exercise or deemed exercise, one common share and one half common share purchase warrant. Each whole warrant will be exercisable at a price of $5.00 until October 20, 2007. The offering was completed through a sole underwriter, Sprott Securities Inc. (the "Underwriter"). Subsequent to the year end, the special warrants were exercised. See Note 20(a).

Compensation Options

In connection with the private placement of special warrants, the Underwriter received a cash commission equal to 6% of the aggregate gross proceeds and 420,000 compensation options, each compensation option exercisable into a broker warrant. Each broker warrant is exercisable to purchase one common share at $4.00 per share until October 20, 2007. Subsequent to the year end, the compensation options were exercised. See Note 20(a). The fair value of the compensation options was estimated using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 4.19%, estimated volatility of 49.55%, expected life of 1.5 years and expected dividend yield of 0%) and $550,000 was credited to contributed surplus.

10. CONTRIBUTED SURPLUS

The components of contributed surplus are as follows:

	2006 $	2005 $
Balance, beginning of the year	1,333,137	933,037
Stock option expense during the year	528,112	476,600
Stock option expense of subsidiary, net of non-controlling interest portion of $356,712	720,145	-
Compensation options issued during the year	550,000	-
Warrants issued during the year	1,470,000	-
Transfer to share capital for options exercised during the year	(329,100)	(76,500)
	4,272,294	1,333,137

11. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2006, the Company:

(a) incurred $135,697 (2005 - $149,967) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

(b) incurred $65,000 (2005 - $22,600) for geological and technical services provided by directors and/or corporations controlled by the directors of the Company.

(c) paid $187,588 (2005 - $150,470) to the Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

11. RELATED PARTY TRANSACTIONS (continued)

(d) incurred exploration expenditures of $nil (2005 - $510,710) with a company related by way of a director in common.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

12. SEGMENTED INFORMATION

The Company considers that it has two operating segments as a result of the acquisition of First Silver. These reportable operating segments are summarized in the table below:

	Year ended June 30, 2006			
	First Silver Mexican operations	First Majestic Mexican operations	Corporate and other eliminations (1)	Totals
Mineral sales	$ 2,083,243	$ 2,076,049	$ -	$ 4,159,292
Depletion and depreciation	1,233,931	754,143	9,441	1,997,515
Net interest and other income	(137,520)	30,162	385,020	277,662
Interest expense	-	-	135,972	135,972
Income tax expense	(204,901)	-	-	(204,901)
Segment loss before non-controlling interest	(1,215,953)	(1,916,240)	(3,103,075)	(6,235,268)
Additions to capital assets	2,714,773	4,097,321	31,628	6,843,722
Expenditures on mineral property interests	71,887,605	5,656,852	-	77,544,457
Segment assets	81,509,304	18,819,080	12,346,489	112,674,873
Total long-lived assets	73,368,446	17,159,691	52,765	90,580,902

(1) All corporate operations are in Canada.

	Year ended June 30, 2005			
	First Silver Mexican operations	First Majestic Mexican operations	Corporate and other eliminations (1)	Totals
Mineral sales	$ -	$ 914,400	$ -	$ 914,400
Depletion and depreciation	-	290,966	7,933	298,899
Net interest and other income	-	18,112	111,184	129,296
Interest expense	-	-	-	-
Segment loss before non-controlling interest	-	(1,790,291)	(1,917,737)	(3,708,028)
Additions to capital assets	-	(266,199)	(2,811)	(269,010)
Expenditures on mineral property interests	-	(2,950,882)	-	(2,950,882)
Segment assets	-	8,897,213	3,558,532	12,455,745
Total long-lived assets	-	8,159,660	30,578	8,190,238

(1) All corporate operations are in Canada.

13. INCOME TAXES

As at June 30, 2006, the Company has approximately $6,343,000 of non-capital losses and $147,000 of capital losses carried forward and cumulative unclaimed resource deductions and capital cost pools of approximately $5,411,000 available, in certain circumstances, to offset future taxable income in Canada. The non-capital losses expire commencing 2006 through 2025. The net capital loss can be utilized to reduce taxes on future capital gains and may be carried forward indefinitely. The cumulative resource deductions and capital cost pools may be carried forward indefinitely.

In addition, subject to certain restrictions, the Company has tax pools of approximately $6,299,000 available to offset future taxable income in Mexico.

The Company has recognized future income tax benefits that have arisen as a result of losses to the extent that they are more likely than not to be realized based on its assessment of future taxable income and other relevant factors.

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2006 $	2005 $
Combined federal and provincial income tax rate	34.12%	35.62%
Income tax benefit computed at Canadian statutory rates	2,226,373	1,320,800
Foreign tax rates different from statutory rates	(64,620)	(26,200)
Non-deductible expenses	(652,219)	(636,400)
Unrecognized benefit of income tax losses	(1,304,633)	(658,200)
	204,901	-

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2006 $	2005 $
Future income tax assets		
Net tax losses carried forward	3,771,087	2,451,000
Temporary differences on assets	1,980,726	569,000
Share issue costs	829,516	71,000
Valuation allowance for future income tax assets	(5,369,116)	(3,091,000)
Net future income tax assets	1,212,213	-
Future income tax liabilities		
Excess of carrying value of mineral property assets over tax value	(22,370,849)	-
Future income tax liabilities, net	(21,158,636)	-

14. FINANCIAL INSTRUMENTS, CREDIT AND OTHER RISKS

The carrying amounts reported in the balance sheet for accounts receivable and advances and accounts payable, employee profit sharing payable, income taxes payable and vendor liability approximate fair values due to the short term to maturity of the instruments or in the case of the vendor liability, the fact it bears interest at a rate approximating market rates.

The Company is exposed to fluctuations in commodity prices and exchange rates. The Company periodically uses foreign exchange and commodity contracts to manage exposure to fluctuations in foreign exchange rates and silver prices.

15. CONTINGENT LIABILITIES

In February, 2004, an action was commenced against the Company by the optionors of the Wekusko Property whereby the optionors are seeking an amount of $43,500 cash, 30,000 common shares of the Company and an entitlement to exercise an option to purchase 100,000 shares of the Company at $0.35 per share. The Company believes it has substantial defences to the claim; however the outcome of this litigation is not presently determinable.

Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. The maximum potential remittance is approximately $980,000 however the Company is in the process of obtaining confirmation that the appropriate remittances have been made and does not anticipate that the amount owing, if any, will be significant.

16. COMMITMENTS

The Company is obligated to make certain payments and issue shares, as described in Note 5, in connection with the acquisition of its mineral property interests.

The Company is obligated to make certain interest and other cash payments, as described in Notes 6 and 7, in connection with the acquisition of a controlling interest in First Silver and the Arrangement with First Silver.

The Company is committed to making severance payments to two officers in the event that there is a change of control of the Company. These amounts aggregate US$162,000 at June 30, 2006.

The Company is committed to annual office lease payments totalling $165,813 until July 31, 2007.

Under Mexican regulations, employees (excluding directors and senior management) are eligible for a profit sharing bonus of 10% of annual profit (before taxes). The amount of the profit sharing bonus accrued as a component of cost of sales at June 30, 2006 is $239,816 (2005 - $nil) which should be paid to the employees of El Pilon in May 2007.

17. OTHER LONG TERM LIABILITIES

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future installments. The bank failed to advance the agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The Company believes it will retain the amount received from the bank but the ultimate outcome is uncertain. The aggregate potential liability including interest and penalties amounts to $2,695,436. The Company has recorded this liability at its best estimate of fair value in the amount of $1,286,788 as part of the acquisition of First Silver (Note 6).

18. NON-CONTROLLING INTEREST

At June 30, 2006, the Company had a non-controlling interest in First Silver. The non-controlling interest is comprised of the following:

	2006 $	2005 $
Balance, beginning of the year	-	-
Initial interest arising upon acquisition of First Silver	(2,226,893)	-
Non-controlling interest's share of loss	569,382	-
Increase in non-controlling interest arising from share issuance of subsidiary during the year	(89,283)	-
Non-controlling interest's share of contributed surplus arising from stock options and cumulative translation adjustment for the period	(331,146)	-
Balance, end of year	(2,077,940)	-

19. ASSET RETIREMENT OBLIGATION

	2006 $	2005 $
Balance, beginning of the year	1,125,842	1,119,994
Increase for the year		
Amount acquired upon the acquisition of First Silver	1,140,520	-
Interest accretion	89,597	87,321
Effect of translation of foreign currencies	(117,436)	(81,473)
	2,238,523	1,125,842

The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligations is US$3,571,000 which has been discounted using a credit adjusted risk free rate of 8.5%. US $1,943,000 of the reclamation obligation relates to the La Parrilla Silver Mine and is expected to be paid in 2014. The balance of the obligation relates to the San Martin Silver Mine and is expected to be paid in 2016. The present value of the reclamation liabilities may be subject to change based on management's current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

20. SUBSEQUENT EVENTS

(a) The Company filed a short form prospectus dated July 19, 2006 qualifying the distribution of 7,000,000 common shares and 3,500,000 share purchase warrants issued upon the exercise of 7,000,000 special warrants and 420,000 broker warrants issued upon the exercise of 420,000 compensation options.

20. SUBSEQUENT EVENTS (continued)

(b) The Company entered into three agreements to acquire the Quebradillas and Viboras Silver Mines and a contiguous land package of 3,126 hectares of mining concessions located in the La Parrilla Mining District in Durango State, Mexico. The Company has the right to purchase all the mining concessions, the mines, the data of past diamond drill programs and the assets located within the mine areas for a total purchase price of US$3,000,000 payable over a period of two years. In addition to these payments, the agreements call for a royalty payment of 1.5% NSR with a maximum of US$2,500,000. The Company has the option to purchase the royalty at any time for US$2,000,000. The agreements are subject to regulatory approval.

(c) The Company has signed a letter agreement to acquire 100% of the issued and outstanding shares of Desmin S.A. de C. V. ("Desmin"), a privately held Mexican mining company. The Company will pay US$1.5 million over a six-month period for all the issued and outstanding shares of Desmin, resulting in Desmin becoming a wholly owned subsidiary of the Company. Closing is anticipated to be completed by November 1, 2006. The agreement is subject to regulatory approval.

Desmin's primary asset is an exploitation contract with Industrias Peñoles, S.A. de C.V. ("Peñoles") which covers the operation of La Encantada Silver Mine located at the Coahuila State in Mexico. The exploitation contract between Desmin and Peñoles gives Desmin the right to all properties within the 700 hectare land package, including the operations of the mine and mill and all the auxiliary installations and associated equipment. In addition, Desmin has an agreement with Peñoles to purchase the La Encantada Silver Mine, including the mill and surrounding mining claims. The purchase price agreed between Desmin and Peñoles is US$3,250,000.

(d) The Company issued 174,316 common shares for proceeds of $392,211 pursuant to the exercise of warrants.

(e) The Company issued 30,000 common shares for proceeds of $109,500 pursuant to the exercise of stock options.

(f) The Company granted 25,000 stock options exercisable at an exercise price of $4.35 per share expiring on July 6, 2008, 50,000 stock options exercisable at a price of $3.29 per share expiring on October 16, 2008 and 100,000 stock options exercisable at a price of $3.28 per share expiring on October 17, 2008 to employees of the Company.

(g) An action was commenced against the Company by a former executive who alleges that the Company breached a March 2005, stock option agreement. The plaintiff is seeking money damages or, if the court finds this inappropriate, 25,000 common shares of the Company plus interest. Management believes that there are substantial defences to the claim; however, the outcome of this litigation is not presently determinable.

20. SUBSEQUENT EVENTS (continued)

(h) The Arrangement was approved at a special meeting of shareholders of First Silver on September 7, 2006 and closed on September 14, 2006. At closing, 12,500 stock options exercisable at a price of $3.28 per share expiring on June 13, 2009 and 550,000 stock options exercisable at a price of $4.30 per share expiring on June 19, 2011 were granted in exchange for 25,000 stock options of First Silver exercisable at a price of $1.64 per share expiring on June 13, 2009 and 1,100,000 stock options of First Silver exercisable at a price of $2.15 per share expiring on June 19, 2011. The common shares of First Silver were delisted from the Toronto Stock Exchange at the close of business on September 18, 2006.

The former shareholders of First Silver have until December 13, 2006 to deposit their completed Letters of Transmittal and elect to receive either cash or shares of First Majestic on such terms as further described in Note 7, after which time the former shareholders of First Silver shall only be entitled to receive shares of First Majestic. To date, 2,402,817 common shares of First Majestic have been issued and $530,008 has been paid to the former shareholders of First Silver pursuant to the Arrangement. Other than the First Silver shares held by First Majestic, approximately 5.3 million shares of First Silver have been tendered to date and approximately 8.8 million shares of First Silver remain to be tendered.

The Company could be obligated to make cash payments to a maximum amount of $19.2 million in the event that the remaining shareholders of First Silver elect the cash option. Up to $9.6 million of this balance would be paid or payable by December 13, 2006 with the balance payable in two equal installments on September 14, 2007 and September 14, 2008, respectively.

(i) The Company adopted a new stock option plan (the "2006 Plan") to replace the stock option plan approved by the Company's shareholders on December 15, 2005. The maximum number of shares reserved for issuance under the 2006 Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the "market price" of the shares (as defined by the policies of the TSX Venture Exchange) or, if the shares are no longer listed for trading on the TSX Venture Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading. All stock options are subject to vesting with no more than 25% vesting upon issuance and 25% vesting each six months thereafter.

SCHEDULE "A"

FIRST MAJESTIC RESOURCE CORP.

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

FOR THE YEAR ENDED JUNE 30, 2006

	La Parrilla $	San Martin $	Chalchihuites $	Dios Padre $	Candamena $	Candelaria $	Quitaboca $	Total $
Balance - beginning of the year	4,022,330	-	886,513	576,173	497,954	-	-	5,982,970
Expenditures during the year								
Consulting	24,978	-	50,031	61,104	37,895	37,831	-	211,839
Filing fees	5,947	-	9,924	5,851	17,265	260	-	39,247
Mine exploration costs	596,397	-	382,242	405,028	4,925	34,619	-	1,423,211
Reports and assays	7,974	-	12,956	43,383	1,017	11,415	-	76,745
	635,296	-	455,153	515,366	61,102	84,125	-	1,751,042
Acquisition costs during the year (net)	513,994	71,887,605	2,002,701	611,817	1,055,806	106,422		76,178,345
Less: write off of mineral properties	-	-	(384,930)	-	-	-	-	(384,930)
Less: depletion	(561,929)	(1,211,711)	-	-	-	-	-	(1,773,640)
Balance, end of the year	**4,609,691**	**70,675,894** (1)	**2,959,437**	**1,703,356**	**1,614,862**	**190,547**	- (1)	**81,753,787**

(1) For properties held by First Silver, all amounts are aggregated into acquisition costs. No part of the purchase price was allocated to the Quitaboca property.

(See Note 5)

SCHEDULE "B"

FIRST MAJESTIC RESOURCE CORP.

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

FOR THE YEAR ENDED JUNE 30, 2005

	Mexico					Argentina	
	La Parrilla	Chalchihuites	Dios Padre	Candamena	Niko	Platino	Total
	$	$	$	$	$	$	$
Balance - beginning of the year	3,531,018	173,351	-	-	352,143	156,749	**4,213,261**
Expenditures during the year							
Consulting	19,829	80,287	10,026	15,607	14,438	-	**140,187**
Filing fees	7,600	5,600	11,164	14,066	-	-	**38,430**
Mine development costs	587,675	54,132	30,562	1,950	470,522	-	**1,144,841**
Reports and assays	8,955	977	-	-	25,750	-	**35,682**
	624,059	140,996	51,752	31,623	510,710	-	**1,359,140**
Acquisition costs during the year	28,824	572,166	524,421	466,331	-	-	**1,591,742**
	652,883	713,162	576,173	497,954	510,710	-	**2,950,882**
Less: write-off of mineral properties	-	-	-	-	(862,853)	(156,749)	**(1,019,602)**
Less: depletion	(161,571)	-	-	-	-	-	**(161,571)**
	(161,571)	-	-	-	(862,853)	(156,749)	**(1,181,173)**
Balance, end of the year	**4,022,330**	**886,513**	**576,173**	**497,954**	-	-	5,982,970

(See Note 5)